ASSET PURCHASE AGREEMENT

This Amended Agreement (“Agreement”) is entered into as of July 14, 2011 by and between Pegasus Tel, Inc., a Delaware corporation (“PTEL” or the “Purchaser”) and Encounter Technologies, Inc., a Colorado corporation (the “Seller”).

RECITALS

WHEREAS, Seller wishes to sell to Purchaser and Purchaser wishes to purchase and assume from Seller, certain assets subject to the conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1

Sale and Transfer of Assets.  On and subject to the terms and conditions set forth in this Agreement, Seller agrees to sell, grant, convey, transfer, assign and deliver (“Transfer”) to Purchaser, and Purchaser agrees to purchase, acquire, assume and accept from Seller all of Seller’s right, title, and interest in and to all of the assets and liabilities of Seller set forth on Schedule 1.1 attached hereto (the “Purchased Assets and Liabilities”) at the Closing (as defined herein) in consideration for the payment by Purchaser of the Purchase Price (as defined herein).

1.2

Consideration.  Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, in consideration of the Transfer of the Purchased Assets, Purchaser shall issue 6,995,206 shares of Series B Preferred Shares, par value $0.0001 per share (the “Preferred Shares”) (the “Purchase Price”), to Seller on the Closing Date (as defined herein).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser that the statements contained in this Article II are correct and complete as of the date hereof and as of the Closing Date:

2.1.

Due Incorporation.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has the requisite power to own its properties and to carry on its business as now being conducted.  Seller is duly qualified as a foreign company to do business and is in good standing in each jurisdiction where the nature of the business conducted or property owned by it makes such qualification necessary, other than those jurisdictions in which the failure to so qualify would not have a material adverse effect on the business, operations or financial condition of Seller.

2.2.

Authority; Enforceability.  This Agreement and any other agreements delivered together with this Agreement or in connection herewith (together with the Agreement, the “Transaction Documents”), have been duly authorized, validly executed and delivered by Seller and are valid and binding agreements enforceable against Seller in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity.  Seller has full corporate power and authority necessary to enter into this Agreement and the other Transaction Documents, and to perform its obligations hereunder and thereunder.

2.3.

Approvals; Consents.  Seller has the right, power and authority to enter into this Agreement and the other Transaction Documents, Transfer the Purchased Assets, and perform all undertakings and obligations hereunder and thereunder.  No approval, authorization, consent, order or other action of, or filing with, any third party, including without limitation, any public, governmental, administrative or regulatory authority, agency or body (collectively, the “Consents”), is required in connection with the execution, delivery and/or performance of this Agreement or the other Transaction Documents by Seller or the consummation of the transactions contemplated hereby and thereby.

2.4.

Liens.  Seller has good and marketable title to the Purchased Assets and has full power and authority to Transfer to Purchaser all of the Purchased Assets, free and clear of restrictions on, or conditions to, Transfer, and free and clear of Liens.

2.5.

Taxes.  Seller has paid in a timely manner (or been approved for an extension) all federal, state, local, foreign or other tax (“Taxes”) and filed all Tax returns (“Tax Returns”) which are required to be filed or, and such Tax Returns are, to the best knowledge of Seller, true, accurate and correct.  There is no material liability for the payment of any Taxes whatsoever (including any interest or penalties) with respect to Seller, except for which are contested in good faith by Seller or for which non-compliance would not have a material adverse effect on the business, operations or financial condition of Seller.

2.6.

Applicable Laws.  Seller has complied with all applicable federal, state, county, city and local laws, rules and regulations, except for which non-compliance would not have a material adverse effect on the business, operations or financial condition of Seller.

2.6.

Material Information.  No material fact regarding the Purchased Assets has been omitted which would reasonably affect a prudent investor’s decision to purchase the Purchased Assets being sold to Purchaser herein; and the information furnished by or on behalf of Seller in connection with its sale of the Purchased Assets and the transactions contemplated hereby and the other Transaction Documents do not contain any untrue statement of a material fact, or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

2.7.

No Brokers.  No broker, finder or intermediary has been employed by or on behalf of Seller in connection with the transactions contemplated by any of the Transaction Documents and, to the best knowledge of Seller, there is no such person entitled, as a result of Seller’s or Purchaser’s action, to any fee or commission from Purchaser upon the consummation of the transactions contemplated hereby and thereby.

2.8.

Legal Proceedings.  To the best knowledge of the Seller, there is no (i) legal proceeding pending or threatened, against, involving or affecting Seller or any of assets or rights, including, without limitation, the Purchased Assets; (ii) judgment, decree, injunction, rule or order of any governmental or administrative entity applicable to Seller that has had or is reasonably likely to have, either individually or in the aggregate, a material adverse effect on the business, operations or financial condition of Seller; (iii) legal proceeding pending or threatened against the Seller that seeks to restrain, enjoin or delay the consummation of this Agreement or any of the other Transaction Documents; or (iv) injunction or other equitable remedy of any type.

ARTICLE III

PURCHASER'S REPRESENTATIONS

Purchaser hereby represents and warrants to Seller that the statements contained in this Article III are correct and complete as of the date hereof and the Closing Date:

3.1.

Due Incorporation.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power to own its properties and to carry on its business as now being conducted.  Purchaser is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the nature of the business conducted or property owned by Purchaser makes such qualification necessary, other than those jurisdictions in which the failure to so qualify would not have a material adverse effect on the business, operations or financial condition of Purchaser.

3.2.

Authority; Enforceability.  This Agreement and the other Transaction Documents have been duly authorized, validly executed and delivered by Purchaser and are valid and binding agreements, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity; and Purchaser has full corporate power and authority necessary to enter into this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder.

3.3.

No Brokers.  No broker, finder or intermediary has been employed by or on behalf of Purchaser in connection with the transactions contemplated hereby and in the other Transaction Documents, and there is no such person entitled, as a result of Purchaser’s or Seller’s action, to any fee or commission upon the consummation of the transactions contemplated hereby and thereby.

3.4.

Valid Issuance.  The Preferred Shares, when issued pursuant to this Agreement, will be duly and validly authorized and issued, fully paid and non-assessable.

ARTICLE IV

THE CLOSING

4.1.

The Closing.  The closing (“Closing”) of the transactions contemplated by this Agreement shall take place at the offices of Anslow & Jaclin, LLP located at 195 Route 9 South, Manalapan, New Jersey on July 14, 2011 (“the Closing Date”).

4.2

Seller's Obligations at Closing.  At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following:

4.2.1.

Instruments necessary to transfer to Purchaser all right, title and interest in and to Purchased Assets, including, without limitation, a Bill of Sale transferring all of the Purchased Assets in a form acceptable to Purchaser and its counsel, or such other forms as Purchaser may reasonably request; and

4.2.2.

Such other items as may be reasonably necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents and for the Closing to occur.

4.3.

Cooperation by Seller.  Seller, at any time before or after the Closing Date, will execute, acknowledge and deliver any further assignments, conveyances and other assurances, documents and instruments of transfer, reasonably requested by Purchaser, and will take any other action consistent with the terms of this Agreement that may reasonably be requested by Purchaser for the purpose of Transferring, and confirming to Purchaser, or reducing to possession, the Purchased Assets.

4.4.

Purchaser's Obligations at Closing.  Purchaser will record, or cause its transfer agent to record, in its stock records the issuance of the Purchase Price in the form of the Preferred Shares to Seller, and such other items as may be reasonably necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents and for the Closing to occur.

ARTICLE V

GENERAL

5.1.

Indemnities.

Section 5.1.1

Seller shall indemnify, defend and hold Purchaser, and each of the officers, directors, advisors, employees, representatives and agents, and the current shareholders of Purchaser as of the Closing Date, harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including, without limitation, reasonable attorneys’ fees (collectively, “Losses”), that it shall incur or suffer and that directly or indirectly arises out of, result from, or relate to, any breach of, or failure to perform, any of Seller's representations, warranties, covenants or agreements set forth in this Agreement and the other Transaction Documents, and any schedule, certificate, exhibit or other instrument furnished or to be furnished by Seller under this Agreement or the other Transaction Documents.  The indemnification described herein shall also apply in the event of an assertion against Purchaser, or the Purchased Assets, by any person, entity, administrative agency, government or subdivision thereof or any other entity, of any claim, demand, penalty, fine or tax accruing prior to the Closing.  The indemnification provided for in this Section 5.1.1 shall survive the Closing and consummation of the transactions contemplated hereby and the other Transaction Documents, and the termination or expiration of this Agreement.

Section 5.1.2

Purchaser shall indemnify, defend and hold Seller, and each of the officers, directors, advisors, employees, representatives and agents, and the current shareholders of Seller as of the Closing Date, harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including, without limitation, reasonable attorneys’ fees (collectively, “Losses”), that it shall incur or suffer and that directly or indirectly arises out of, result from, or relate to, any breach of, or failure to perform, any of Purchaser’s representations, warranties, covenants or agreements set forth in this Agreement and the other Transaction Documents, and any schedule, certificate, exhibit or other instrument furnished or to be furnished by Purchaser under this Agreement or the other Transaction Documents.  The indemnification described herein shall also apply in the event of an assertion against Seller, or the Purchased Assets, by any person, entity, administrative agency, government or subdivision thereof or any other entity, of any claim, demand, penalty, fine or tax accruing prior to the Closing.  The indemnification provided for in this Section 5.1.2 shall survive the Closing and consummation of the transactions contemplated hereby and the other Transaction Documents, and the termination or expiration of this Agreement.

5.2.

Confidentiality.  Each Party hereby agrees with the other Party that, unless and until the transactions contemplated by this Agreement and the other Transaction Documents have been consummated, such Party and its representatives will hold in strict confidence all data and information made available to the other Party or obtained with respect to the other Party or any subsidiary thereof, if any, from any officer, director, manager, employee, shareholder, member, representative or agent, or from any books or records or from personal inspection, of such other Party, and shall not use such data or information or disclose the same to others, without the prior written consent of the disclosing Party, except:  (i) to the extent such data is a matter of public knowledge without the fault of the disclosing Party, is required by law to be published, in the possession of the receiving Party without violation of any third parties’ obligation of any confidentiality obligation to the disclosing Party; and (ii) to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

5.3.

Transition.  Seller shall cooperate and shall use best efforts to assist Purchaser in the smooth transition of the ownership of the Purchased Assets and in the preservation for Purchaser of the goodwill of Seller’s advertisers, customers, suppliers and others having business relations with Sellers and related to the Purchased Assets.

5.4.

Effect of Heading.  The subject headings of the Sections and subsections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

5.5.

Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.  Facsimile or PDF copies of signatures shall be treated as originals for all purposes.

5.6.

Schedules.  All schedules referred to herein shall be deemed incorporated by reference in their entirety as though fully set forth at the places to which they are referred.  Unless otherwise stated, all references to schedules are references to schedules to this Agreement.

5.7.

Gender.  Wherever appropriate in this Agreement, plural shall be deemed also to refer to the singular, the neuter shall be deemed to refer to the masculine, feminine or entity.

5.8.

Parties in Interest.  Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the Parties and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any Party, nor shall any provision give any third person any right of subrogation or Seller over or against any Party.

5.9.

Assignment.  This Agreement shall be binding on, and shall inure to the benefit of, the Parties’ respective heirs, legal representatives, successors and assigns; provided, however, no party may assign any or all of its rights under this Agreement without the prior written consent of the other Party.

5.10.

Survival. All representations, warrants and covenants contained in this Agreement shall survive the Closing and remain in full force and effect until the third anniversary of the Closing Date, unless otherwise expressly set forth herein, and, with respect to Taxes, the end of the statute of limitations for such Taxes.

5.11.

Preparation of Agreement.  Each Party acknowledges  and agrees that:  (i) such Party had the advice of, or sufficient opportunity to obtain the advice of, legal counsel separate and independent of legal counsel for any other Party; (ii) the terms of the transactions contemplated by this Agreement and the other Transaction Documents are fair and reasonable to such Party; and (iii) such Party has voluntarily entered into the transactions contemplated by this Agreement and the other Transaction Documents without duress or coercion; and (iv) no conflict, omission or ambiguity in this Agreement, or the interpretation thereof, shall be presumed, implied or otherwise construed against the other Party on the basis that such Party and/or its counsel was responsible for drafting this Agreement.

5.12.

Governing Law; Waiver of Jury Trial.

Section 5.12.1 All questions concerning the construction, interpretation and validity of this Agreement shall be governed by and construed and enforced in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether in the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.  In furtherance of the foregoing, the internal law of the State of Delaware will control the interpretation and construction of this Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily or necessarily apply.

Section 5.12.2  The Parties hereby waive all right to trial by jury in any suit or proceeding brought to enforce or defend any rights or remedies under this Agreement or any of the Transaction documents.

5.13.

Submission to Jurisdiction.  Any legal action or proceeding with respect to this Agreement must be brought in the courts of the State of Delaware or the appropriate federal court located in the State of Delaware, and by execution and delivery of this Agreement, the Parties hereby accept for themselves and their respective assets, generally and unconditionally, the jurisdiction of the aforesaid courts.  The Parties hereby irrevocably waive, in connection with any proceeding or objection, including, without limitation, any objection to the venue or based on the grounds of forum nonconveniens that it may now or hereafter have to the bringing of any Party or proceeding in such respective jurisdictions.

5.14.

Severability.  It is the desire and intent of the Parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any jurisdiction.  Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.15.

Expenses.  Each of Seller and Purchaser will bear its own costs and expenses (including, without limitation, fees and expenses of attorneys, accountants and other advisors) incurred in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby.

5.16.

Notices.  Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered or sent by a nationally recognized overnight courier or by registered mail or certified mail, postage prepaid, return receipt requested or by facsimile followed by confirmation, addressed as follows:

If to Seller:

Encounter Technologies, Inc.

6313 Corporate Court

Fort Myers, Florida 33919

Tel.: (239) 415-1525

Fax: (239) 236-0751

With a copy to:

Anslow & Jaclin, LLP

195 Route 9 South

Manalapan, New Jersey 07726

Tel.: (732) 409-1212

Fax: (732) 577-1188

Attn: Gregg E. Jaclin, Esq.

If to Purchaser:

Pegasus Tel, Inc.

6315 Presidential Court

Fort Myers, Florida 33919

Tel.: (239) 689-1447

Fax: (239) 236-1442

With a copy to:

Mark Lee

Greenberg Traurig, LLP

1201 K Street

Sacramento, CA 95814

Tel: (916) 442-1111

Fax: (916) 448-1709

or such other addresses as shall be furnished in writing by any Party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered if personally delivered, on the next business day if sent by overnight courier, three business days after deposited in the U.S. mail if sent by registered or certified mail, return receipt requested, postage prepaid and on the day that receipt is confirmed if delivered by facsimile.

5.17.

Entire Agreement; Modification; Waiver.  This Agreement and the other Transaction Documents and the exhibits and schedules attached hereto and thereto, as applicable, constitute the entire agreement between the Parties pertaining to the subject matter contained herein and therein, and supersedes all prior and contemporaneous agreements, representations and understandings of the Parties, whether written or oral.  No supplement, modification or amendment of this Agreement or the other Transaction Documents shall be binding unless executed in writing by all Parties.  No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.  No waiver shall be binding unless executed in writing by the Party making the waiver.

 [Signature page follows]

IN WITNESS WHEREOF the Parties have duly executed this Asset Purchase Agreement as of the date first written above.

SELLER ENCOUNTER TECHNOLOGIES, INC. By:____________________

PURCHASER PEGASUS TEL, INC. By:____________________

SCHEDULE 1.1.

PURCHASED ASSETS AND LIABILITIES

ASSETS

Domain Name and Related Property at MusicMatrix.com (including the entire right, title and interest in and to the domain name musicmatrix.com, trademark rights, and all internet traffic to the domain.) In addition to copyrights to WebPages designed for the Website, page layouts, and logos for the Website, all graphics used on the Website, all user databases and programming codes generated for the Website, online forms and search engine created and currently used for the Website, and any and all other intellectual property rights to the name and brand MusicMatrix and MusicMatrix.com.

LIABILITIES

Contract and all current and outstanding payables to V2 Solutions.

Contract and all current and outstanding payables to VMIX Media, Inc.

Promissory Note due to Spire Investment Group dated May 7, 2010.

Promissory Note due to Spire Investment Group dated June 7, 2010.